Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JULY 27, 2010

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of C$)	2010	2009
		(restated -
Assets		note 2)
Current
Cash and cash equivalents (note 16)	2,564	1,690
Accounts receivable	1,147	1,265
Inventories	156	144
Prepaid expenses	29	9
Assets of discontinued operations (note 2)	205	46
	4,101	3,154

Other assets (note 5)	411	290
Goodwill (note 4)	1,226	1,194
Property, plant and equipment	17,874	17,111
Assets of discontinued operations (note 2)	-	1,869
	19,511	20,464
Total assets	23,612	23,618

Liabilities
Current
Bank indebtedness	35	36
Accounts payable and accrued liabilities	1,892	2,126
Income and other taxes payable	398	357
Current portion of long-term debt (note 8)	355	10
Future income taxes	7	68
Liabilities of discontinued operations (note 2)	6	7
	2,693	2,604

Deferred credits	57	59
Asset retirement obligations (note 6)	2,098	2,117
Other long-term obligations (note 7)	149	168
Long-term debt (note 8)	3,429	3,770
Future income taxes	3,604	3,646
Liabilities of discontinued operations (note 2)	-	143
	9,337	9,903

Contingencies and commitments (note 15)

Shareholders' equity
Common shares, no par value (note 9)
Authorized: unlimited
Issued and outstanding:
June 2010 - 1,017,918,708 (December 2009 - 1,014,876,564)	2,426	2,374
Contributed surplus	106	153
Retained earnings	9,878	9,174
Accumulated other comprehensive loss	(828)	(590)
	11,582	11,111
Total liabilities and shareholders' equity	23,612	23,618

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2010	2009	2010	2009
		(restated -		(restated -
		note 2)		note 2)
Revenue
Gross sales	1,886	1,692	3,971	3,420
Less royalties	323	204	624	480
Net sales	1,563	1,488	3,347	2,940
Other	27	26	56	60
Total revenue	1,590	1,514	3,403	3,000

Expenses
Operating	460	475	958	967
Transportation	57	50	118	106
General and administrative	86	86	168	167
Depreciation, depletion and amortization	508	609	1,090	1,277
Dry hole	31	52	37	268
Exploration	71	58	167	126
Interest on long-term debt	41	45	82	90
Stock-based compensation (recovery) (note 10)	(14)	117	(86)	150
(Gain) loss on held-for-trading financial instruments (note 11)	(76)	438	(173)	365
Other, net (note 12)	(69)	88	44	104
Total expenses	1,095	2,018	2,405	3,620
Income (loss) from continuing operations before taxes	495	(504)	998	(620)
Taxes
Current income tax	161	178	396	320
Future income tax recovery	(106)	(281)	(113)	(486)
Petroleum revenue tax	29	26	56	40
	84	(77)	339	(126)
Income (loss) from continuing operations	411	(427)	659	(494)
Income from discontinued operations (note 2)	192	490	172	1,012
Net income	603	63	831	518

Per common share (C$):
Income (loss) from continuing operations	0.40	(0.42)	0.65	(0.49)
Diluted income (loss) from continuing operations	0.40	(0.42)	0.64	(0.49)
Income from discontinued operations	0.19	0.48	0.17	1.00
Diluted income from discontinued operations	0.19	0.48	0.17	1.00
Net income	0.59	0.06	0.82	0.51
Diluted net income	0.59	0.06	0.81	0.51
Average number of common shares outstanding (millions)	1,018	1,015	1,018	1,015
Diluted number of common shares outstanding (millions)	1,037	1,015	1,036	1,015

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
(millions of C$)	2010	2009	2010	2009

Net income	603	63	831	518

Foreign currency - translation of self-sustaining foreign operations1	(131)	801	(278)	622
Foreign currency - translation into reporting currency	552	(842)	352	(489)
Transfer of accumulated foreign currency to net income	(156)	-	(313)	-
Gains and losses on derivatives designated as cash flow hedges
Unrealized gains (losses) arising during the period2	(11)	22	(2)	13
Realized losses (gains) recognized in net income3	10	(22)	3	(14)
	(1)	-	1	(1)
Other comprehensive income (loss)	264	(41)	(238)	132
Comprehensive income	867	22	593	650

1.	Includes net investment hedging gain of $9 million and $32 million for the three and six months ended June 30, 2010 respectively (2009 - loss of $76 million and $56 million respectively)
2.	Three and six months ended June 30, 2010 net of tax of $(4) million and $(1) million respectively (2009 - $8 million and $5 million respectively)
3.	Three and six months ended June 30, 2010 net of tax of $4 million and $1 million respectively (2009 - $(8) million and $(5) million respectively)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

	Three months ended June 30		Six months ended June 30
(millions of C$)	2010	2009	2010	2009

Common shares
Balance at beginning of period	2,443	2,373	2,374	2,372
Shares released from trust for 2008 PSU plan (note 10)	-	-	68	-
Shares placed in trust for long-term PSU plan (note 10)	(26)	-	(26)	-
Issued on exercise of stock options	9	1	10	2
Balance at end of period	2,426	2,374	2,426	2,374

Contributed surplus
Balance at beginning of period	95	96	153	84
Stock-based compensation (note 10)	11	23	(47)	35
Balance at end of period	106	119	106	119

Retained earnings
Balance at beginning of period	9,402	9,421	9,174	8,966
Net income	603	63	831	518
Common share dividends	(127)	(115)	(127)	(115)
Balance at end of period	9,878	9,369	9,878	9,369

Accumulated other comprehensive loss
Balance at beginning of period	(1,092)	(99)	(590)	(272)
Other comprehensive income (loss)	264	(41)	(238)	132
Balance at end of period	(828)	(140)	(828)	(140)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2010	2009	2010	2009
		(restated -		(restated -
		see note 2)		see note 2)
Operating
Income (loss) from continuing operations	411	(427)	659	(494)
Items not involving cash (note 14)	289	1,167	711	2,386
Exploration	71	58	167	126
	771	798	1,537	2,018
Changes in non-cash working capital	91	253	383	30
Cash provided by continuing operations	862	1,051	1,920	2,048
Cash provided by discontinued operations	41	99	112	188
Cash provided by operating activities	903	1,150	2,032	2,236

Investing
Capital expenditures
Exploration, development and other	(951)	(793)	(1,701)	(1,504)
Corporate acquisitions (note 3)	-	-	(189)	-
Property acquisitions	(360)	(28)	(385)	(56)
Proceeds of resource property dispositions	8	27	115	60
Changes in non-cash working capital	(28)	(101)	(84)	(355)
Discontinued operations, net of capital expenditures	1,223	1,240	1,240	1,591
Cash provided by (used in) investing activities	(108)	345	(1,004)	(264)

Financing
Long-term debt repaid	(11)	(106)	(11)	(796)
Long-term debt issued	-	879	-	1,249
Common shares issued	3	-	8	1
Common shares purchased	(26)	(1)	(26)	(1)
Common share dividends	(127)	(115)	(127)	(115)
Deferred credits and other	(3)	3	(10)	7
Changes in non-cash working capital	1	1	(1)	2
Cash provided by (used in) financing activities	(163)	661	(167)	347
Effect of translation on foreign currency cash and cash equivalents	38	(6)	-	(22)
Net increase in cash and cash equivalents	670	2,150	861	2,297
Cash and cash equivalents net of bank indebtedness, beginning of period	1,859	159	1,668	12
Cash and cash equivalents net of bank indebtedness, end of period	2,529	2,309	2,529	2,309

Cash and cash equivalents (note 16)	2,564	2,307	2,564	2,307
Cash and cash equivalents reclassified to discontinued operations	-	4	-	4
Bank indebtedness	(35)	(2)	(35)	(2)
Cash and cash equivalents net of bank indebtedness, end of period	2,529	2,309	2,529	2,309

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report as at and for the year ended December 31, 2009.

Certain comparative information provided has been reclassified to conform to the presentation adopted in the current year.

1. Significant Accounting Policies

a) Change in Accounting Policy

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2009 Annual Consolidated Financial Statements, except for the following:

Foreign Currency Translation

As a result of a reorganization of the Company’s operations and changes in the composition of revenue and costs, management has determined that the functional currency of both the Canadian and Norwegian self-sustaining operations is more closely linked to the US$ than to the respective domestic currencies.  Accordingly, effective January 1, 2010, these self-sustaining operations have been accounted for as US$ functional currency entities.

b) Accounting Pronouncements Adopted

Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves.   Previously, reserves had been calculated by reference to year-end commodity prices.   Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 million barrels of oil equivalent to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.   Had year-end prices been used to calculate reserves, this would not have had a significant impact on the income from continuing operations in the three and six month periods ended June 30, 2010.

c) Accounting Pronouncements Not Yet Adopted

Consolidated Financial Statements

In 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman’s 2011 reporting.  The adoption of these recommendations is not expected to have a material impact on Talisman.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Business Combinations

In 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman’s 2011 reporting.  The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of IFRS discussed below.

International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information.  The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011 and has established a dedicated IFRS project team to address the conversion to IFRS.  This team reports regularly to a steering committee, senior management and the Audit Committee.

Based on work completed to date, management has determined that IFRS may have a significant impact on the Company’s accounting for PP&E and income taxes.  Areas impacting accounting for PP&E include impairments, ARO, taxes and other minor adjustments. Other areas of impact include employee future benefits, share-based payments and discontinued operations.

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS.  Talisman continues to monitor the development of standards, which are expected to change prior to 2011.

The impact of IFRS on the Consolidated Financial Statements is not quantifiable at this time.

2. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

	As at June 30, 2010 and December 31, 2009
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Assets
Current assets	3	28	-	-	-	-	-	18	3	46
Property, plant and equipment, net	196	1,803	-	-	-	-	-	19	196	1,822
Goodwill	6	44	-	-	-	-	-	3	6	47
Total assets	205	1,875	-	-	-	-	-	40	205	1,915
Liabilities
Current liabilities	-	7	-	-	-	-	-	-	-	7
Asset retirement obligations	2	64	-	-	-	-	-	1	2	65
Future income taxes	4	73	-	-	-	-	-	5	4	78
Total liabilities	6	144	-	-	-	-	-	6	6	150

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

	Three months ended June 30
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	65	139	-	-	-	-	-	26	65	165
Royalties	12	24	-	-	-	-	-	4	12	28
Revenues, net of royalties	53	115	-	-	-	-	-	22	53	137
Expenses
Operating, marketing and general	12	33	-	-	-	-	-	6	12	39
Depreciation, depletion and amortization	1	70	-	-	-	-	-	2	1	72
Income from discontinued operations before income taxes	40	12	-	-	-	-	-	14	40	26
Taxes	10	2	-	-	-	-	-	11	10	13
Gain on disposition, net of tax	162	376	-	-	-	-	-	101	162	477
Income from discontinued operations	192	386	-	-	-	-	-	104	192	490

	Six months ended June 30
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	167	294	-	-	-	-	7	45	174	339
Royalties	24	52	-	-	-	-	1	2	25	54
Revenues, net of royalties	143	242	-	-	-	-	6	43	149	285
Expenses
Operating, marketing and general	33	73	-	-	-	-	4	5	37	78
Dry hole	-	29	-	-	-	-	-	2	-	31
Depreciation, depletion and amortization	43	144	-	-	-	-	-	6	43	150
Income (loss) from discontinued operations before income taxes	67	(4)	-	-	-	-	2	30	69	26
Taxes	17	(2)	-	-	-	(1)	3	13	20	10
Gain (loss) on disposition, net of tax	128	433	-	471	-	(9)	(5)	101	123	996
Income (loss) from discontinued operations	178	431	-	471	-	(8)	(6)	118	172	1,012

North America

In the second quarter of 2010, Talisman completed the sale of oil and gas producing properties in North America for proceeds of $1.3 billion, resulting in a gain of $162 million, net of tax of $nil.  One property remained classified as held for sale at June 30, 2010 and this disposition closed in July 2010 for proceeds of approximately $200 million.  The net investment in the Company’s Canadian self-sustaining operations has been reduced as a result of these asset transactions and, accordingly, $295 million of exchange gains previously accumulated in other comprehensive income were included in the carrying value of the assets used to determine the gain on disposal.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

In the second quarter of 2009, Talisman completed the sale of oil and gas producing assets in Southeast Saskatchewan for proceeds of $710 million, resulting in a gain of $321 million, net of tax of $109 million.

In the second quarter of 2009, Talisman completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In the first quarter of 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, resulting in a gain of $57 million, net of tax of $19 million.

UK

In the first quarter of 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

Scandinavia

In the first quarter of 2009, Talisman recorded an after-tax writedown of $9 million in respect of the sale of a 10% share in the Yme field offshore development and three exploration licences.

Other

In the first quarter of 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil.

In the second quarter of 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $101 million, net of tax of $nil.

3. Acquisition

In January 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Petroleum Sharing Contract, for consideration of $189 million in cash. This acquisition, which facilitates Talisman’s strategy to increase its presence in Indonesia, was accounted for using the purchase method and the revised preliminary allocation of the purchase price to the assets and liabilities acquired is as follows:

Fair value of net assets acquired	Southeast Asia
Property, plant and equipment	170
Goodwill	37
Working capital	19
Future income tax	(37)
189

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

4. Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Six months ended	Year ended
	June 30, 2010	December 31, 2009
Opening balance	1,194	1,206
Acquisition (note 3)	37	-
Foreign currency translation effect	(5)	(12)
Closing balance1	1,226	1,194
1	At June 30, 2010, $6 million (December 31, 2009 - $47 million; January 1, 2009 - $155 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5. Other Assets

	June 30, 2010	December 31, 2009
Accrued pension asset	24	29
Fair value of derivative contracts (note 11)	63	42
Investments	81	36
Future tax assets	174	120
Note receivable (note 11)	38	43
Asset retirement sinking fund	27	15
Other	4	5
	411	290

6. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Six months ended	Year ended
	June 30, 2010	December 31, 2009
ARO liability, beginning of period	2,147	1,907
Liabilities incurred during period	-	50
Liabilities settled during period	(4)	(50)
Accretion expense	63	117
Revisions in estimated future cash flows	2	218
Foreign currency translation	(81)	(95)
ARO liability, end of period1, 2	2,127	2,147
1
Included in June 30, 2010 and December 31, 2009 liabilities are $29 million and $30 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $2,098 million and $2,117 million respectively.

2	At June 30, 2010, $2 million (December 31, 2009 - $65 million; January 1, 2009 - $123 million) has been reclassified to liabilities of discontinued operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

7. Other Long-Term Obligations

	June 30, 2010	December 31, 2009
Accrued pension and other post-employment benefits liability	34	28
Fair value of derivative contracts (note 11)	-	7
Discounted obligations on capital leases1	92	94
Long-term portion of stock-based compensation liability (note 10)	11	27
Other	12	12
	149	168
1	Of the total discounted liability of $111 million (December 31, 2009 - $113 million), $19 million (December 31, 2009 - $19 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	June 30, 2010	December 31, 2009
Tangguh project financing	108	106
Debentures and notes (unsecured):
US$ denominated (US$2,800 million)	2,969	2,941
C$ denominated	350	350
UK£ denominated (UK£250 million)	396	423
Gross debt	3,823	3,820
Prepaid financing costs	(39)	(40)
	3,784	3,780
Less: current portion	(355)	(10)
	3,429	3,770

9. Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Six months ended		Year ended
Continuity of common shares	June 30, 2010		December 31, 2009
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,014,876,564	2,374	1,014,708,249	2,372
Issued on exercise of options	480,544	10	168,315	2
Shares purchased for long-term PSU plan (note 10)	(1,500,400)	(26)	-	-
Shares released from trust for 2008 PSU plan (note 10)	4,062,000	68	-	-
Balance, end of period	1,017,918,708	2,426	1,014,876,564	2,374

On May 5, 2010, Talisman declared a dividend of $0.125 per share (2009 – $0.1125 per share) for an aggregate dividend of $127 million (2009 – $115 million) which was paid on June 30, 2010.

Subsequent to June 30, 2010, 42,068 stock options were exercised for shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

10. Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Six months ended		Year ended
Continuity of stock options	June 30, 2010		December 31, 2009
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	Options	exercise price ($)
Outstanding, beginning of period	69,489,526	15.22	64,877,521	15.14
Granted	7,293,805	17.34	12,023,390	13.37
Exercised for common shares	(480,544)	9.86	(168,315)	5.87
Surrendered for cash payment	(1,905,864)	10.25	(4,887,191)	9.00
Cancelled/forfeited	(1,206,747)	17.54	(2,355,879)	17.03
Outstanding, end of period	73,190,176	15.56	69,489,526	15.22
Exercisable, end of period	43,562,403	15.07	33,825,777	13.28

The mark-to-market liability for the stock option plans at June 30, 2010 was $139 million (December 31, 2009 - $268 million).

Subsequent to June 30, 2010, 435 stock options were surrendered for cash, 42,068 were exercised for shares, no options were granted and 288,187 were cancelled, with 72,859,486 outstanding at July 23, 2010.

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Six months ended		Year ended
Continuity of cash units	June 30, 2010		December 31, 2009
	Number of	Weighted-average	Number of	Weighted-average
	Units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	10,078,102	16.42	9,723,082	16.52
Granted	937,680	17.36	1,403,650	13.23
Exercised	(203,879)	11.56	(732,565)	9.72
Cancelled/forfeited	(101,678)	17.50	(316,065)	18.94
Outstanding, end of period	10,710,225	16.59	10,078,102	16.42
Exercisable, end of period	6,711,191	16.76	4,806,867	15.09

The mark-to-market liability for the cash unit plans at June 30, 2010 was $13 million (December 31, 2009 - $28 million).

Subsequent to June 30, 2010, 637 cash units were exercised, no cash units were granted and 68,419 were cancelled with 10,641,169 outstanding at July 23, 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Long-Term PSU Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees and vesting to varying degrees (0–150%) subject to predetermined performance measures being achieved.  Each PSU represents the right, subject to performance, to receive one common share of the Company.

	Six months ended	Year ended
Continuity of long-term PSU plan	June 30, 2010	December 31, 2009
	Number of units	Number of units
Outstanding, beginning of period	5,520,158	-
Granted	3,456,428	5,791,165
Cancelled/forfeited	(839,768)	(271,007)
Outstanding, end of period	8,136,818	5,520,158

To satisfy the Company’s obligations to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market.  During the three month period ended June 30, 2010, the Company purchased 1,500,400 common shares on the open market for $26 million.  For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares and the trust has been consolidated in accordance with Accounting Guideline 15 since it met the definition of a variable interest entity and the Company was the primary beneficiary of the trust.  The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust.  Additional purchases of common shares to satisfy the Company’s obligations are contemplated.

During the three months ended June 30, 2010, the Company recorded stock-based compensation of $11 million (2009 - $5 million) relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

During the six months ended June 30, 2010, the Company recorded stock-based compensation of $15 million (2009 - $5 million) relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

Subsequent to June 30, 2010, no long-term PSUs were granted and 58,052 were cancelled, with 8,078,766 outstanding at July 23, 2010.  During this period, the Company funded the purchase of 312,000 common shares on the open market for $5 million to settle the PSUs.

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved.  Based on the Company’s performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

To satisfy the Company’s obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $68 million.  These shares were released from trust when the PSUs vested.

During the three months ended June 30, 2010, the Company recorded stock-based compensation expense of $nil (2009 – $12 million) relating to its 2008 PSU plan, with a corresponding change in contributed surplus.

During the six months ended June 30, 2010, the Company recorded stock-based compensation recovery of $1 million (2009 – $24 million expense) relating to its 2008 PSU plan, with a corresponding change in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid.  At June 30, 2010, there were 467,042 DSUs outstanding (December 31, 2009 – 396,550) and the mark-to-market liability was $8 million (December 31, 2009 – $8 million).  Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At June 30, 2010, there were 437,203 RSUs outstanding, including dividend equivalent RSUs (December 31, 2009 – 342,730) and the mark-to-market liability was $4 million (December 31, 2009 – $3 million).

Stock-based compensation (Recovery)

For the three months ended June 30, 2010, the Company recorded stock-based compensation recovery of $14 million (2009 – $117 million expense) in respect of the plans described above as follows: stock options - $21 million recovery, cash units - $3 million recovery and long-term PSUs - $10 million expense.  The stock-based compensation recovery includes a cash payment of $3 million (2009 - $13 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.

For the six months ended June 30, 2010, the Company recorded stock-based compensation recovery of $86 million (2009 – $150 million expense) in respect of the plans described above as follows: stock options - $89 million recovery, cash units - $11 million recovery, 2008 PSUs - $1 million recovery and long-term PSUs - $15 million expense.

Of the combined mark-to-market liability for the stock option, cash unit, DSU and RSU plans of $164 million (December 31, 2009 - $307 million), $153 million (December 31, 2009 - $280 million) is included in accounts payable and accrued liabilities and $11 million (December 31, 2009 - $27 million) is included in other long-term obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

11. Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at June 30, 2010 comprised cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair value of Financial Assets and Liabilities

The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair value of Talisman’s long-term debt at June 30 was $4.3 billion, while the carrying value was $3.8 billion.  The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments are consistent with those in place at December 31, 2009.  The following table presents the Company’s material assets and liabilities measured at fair value for each hierarchy level as at June 30, 2010:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	42	-	42
Cross currency swaps	-	25	-	25
Commodity swaps	-	4	-	4
Commodity collars	-	58	-	58
Note receivable	-	-	38	38
	-	129	38	167
Liabilities
Commodity swaps	-	14	-	14
Commodity collars	-	91	-	91
	-	105	-	105

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Balance at beginning of period	44	33	43	31
Realized and unrealized gains (losses)	(6)	1	(5)	3
Balance at end of period	38	34	38	34

Unobservable inputs utilized to determine the fair value of the note receivable include the volatility of the counterparty’s common shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Risk Management Position

Derivative instrument	Balance sheet caption	June 30, 2010	December 31, 2009
Assets
Interest rate swaps	Accounts receivable	13	13
Interest rate swaps	Other assets	29	14
Cross currency swaps	Other assets	25	28
Commodity contracts	Accounts receivable	53	17
Commodity contracts	Other assets	9	-
Risk management assets		129	72

Liabilities
Cross currency swaps	Accounts payable and accrued liabilities	-	1
Commodity contracts	Accounts payable and accrued liabilities	105	275
Commodity contracts	Other long-term obligations	-	7
Risk management liabilities		105	283

For the three months ended June 30, 2010, the Company recorded a gain on held-for-trading financial instruments of $76 million (2009 – loss of $438 million).

For the six months ended June 30, 2010, the Company recorded a gain on held-for-trading financial instruments of $173 million (2009 – loss of $365 million).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman’s primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK. Although Talisman’s reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currency.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no material outstanding foreign exchange forward contracts at June 30, 2010.

In respect of financial instruments existing at June 30, 2010, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (C$, UK£ and NOK), with all other variables assumed constant, would have resulted in a decrease of $3 million in net income and an increase of $17 million in other comprehensive income for the three month period ended June 30, 2010.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings.  Borrowing in floating rates exposes Talisman to short-term movements in interest rates.  Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity).  The Company’s interest rate risk policy reflects guidelines approved by the Board of Directors.  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At June 30, 2010, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015.  During the six month period ended June 30, 2010, the fair value of the fixed-to-floating interest rate swaps increased by $15 million.  Starting in the fourth quarter of 2008, the Company no longer designated the swap as a hedge.

In respect of financial instruments existing at June 30, 2010, a 1% increase in interest rates would have resulted in a $7 million decrease in net income, principally related to the fair value of the interest rate swap, for the three month period ended June 30, 2010.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At June 30, 2010, approximately 87% of the Company’s trade accounts receivable were current.  Talisman had no customers with individually significant outstanding balances at June 30, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2011, with $355 million maturing in 2011.

At June 30, 2010, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Commodity Price Risk

The Company had the following commodity price derivative contracts outstanding at September 30, 2009:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value
ICE index	Jul-Sep 2010	20,638	5.60	(2)
ICE index	Oct-Dec 2010	17,824	6.59	(3)
ICE index	Jan-Mar 2011	17,824	6.59	(5)
ICE index	Apr-Jun 2011	16,886	6.01	(4)
				(14)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Fixed price swaps	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jan-Dec 2011	23,734	6.12	4

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Jul-Dec 2010	5,000	49.00/57.79	(16)
Dated Brent oil index	Jul-Dec 2010	23,000	55.35/85.00	(5)
Dated Brent oil index	Jul-Dec 2010	25,000	71.72/90.00	9
WTI	Jul-Dec 2010	22,000	50.20/60.87	(70)
				(82)

			Floor/ceiling
Two-way collars	Term	mcf/d	C$/mcf	Fair value
AECO index	Jul-Dec 2010	47,410	5.78/7.39	13

			Floor/ceiling
Two-way collars	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jul-Dec 2010	95,000	5.90/7.03	16
NYMEX index	Jan-Jun 2011	95,000	5.27/6.66	4
NYMEX index	Jan-Dec 2011	71,200	6.14/6.59	16
				36

In respect of outstanding financial instruments and assuming forward commodity prices in existence at June 30, 2010, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $13 million for the three month period ended June 30, 2010.  A similar decrease in commodity prices would result in an increase in net income of approximately $15 million for the three month period ended June 30, 2010.

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are entered into in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at June 30, 2010:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Jul-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Jul-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Jul 2010-Dec 2011	3,671 mcf/d	C$3.15/mcf

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

12. Other Expenses, net

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Foreign exchange (gains) losses	(89)	104	(38)	101
Net (gain) loss on asset disposals	10	(4)	(41)	4
Property impairments	27	-	118	-
Other	(17)	(12)	5	(1)
	(69)	88	44	104

During the six month period ended June 30, 2010, the Company wrote-off exploration acquisition costs in North America, Scandinavia and Rest of the World of $27 million, $66 million and $25 million respectively.

13. Employee Benefits

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Current service cost - defined benefit	8	4	14	8
Current service cost - defined contribution	5	5	8	8
Interest cost	4	4	9	9
Expected return on plan assets	(3)	(2)	(6)	(4)
Actuarial gain (loss)	(1)	1	(1)	1
	13	12	24	22

14. Selected Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Items not involving cash:
Depreciation, depletion and amortization	508	609	1,090	1,277
Dry hole	31	52	37	268
Net (gain) loss on asset disposals	10	(4)	(41)	4
Property impairments	27	-	118	-
Stock-based compensation (recovery)	(17)	104	(105)	132
Future taxes and deferred petroleum revenue tax (recovery)	(102)	(258)	(119)	(466)
Mark-to-market change of held-for-trading financial instruments	(106)	632	(257)	1,137
Other	(62)	32	(12)	34
	289	1,167	711	2,386
Interest Paid	43	32	80	83
Income taxes paid	183	14	346	383

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

15. Contingencies and Commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

In September 2006, the United States District Court for the Southern District of New York (the “Court”) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs’ effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff’s appeal of the Court’s decision granting Talisman’s Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff’s proposed third amended complaint.  On April 15, 2010 the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal.  Talisman believes the lawsuit is entirely without merit.

Commitments

There were no material changes in the Company’s commitments between January 1 and June 30, 2010.

16. Cash and cash equivalents

Of the cash and cash equivalents balance of $2.6 billion, arising largely from the disposition of assets during 2009 and 2010, $158 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.

17. Segmented Information

	North America (1)				UK				Scandinavia
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	425	378	899	807	458	593	1,064	1,122	279	212	651	454
Royalties	24	38	91	99	2	2	4	3	-	-	-	-
Net sales	401	340	808	708	456	591	1,060	1,119	279	212	651	454
Other	23	21	46	47	3	4	8	11	-	1	1	2
Total revenue	424	361	854	755	459	595	1,068	1,130	279	213	652	456
Segmented expenses
Operating	122	126	233	247	202	217	435	428	64	62	150	136
Transportation	15	14	34	26	8	11	18	24	16	13	32	25
DD&A	208	213	403	419	117	218	278	454	97	87	242	190
Dry hole	(15)	1	(14)	101	39	(1)	39	30	6	35	5	63
Exploration	2	12	34	34	4	5	9	7	4	6	15	12
Other	18	(11)	(1)	(7)	2	(11)	-	(7)	(2)	4	64	5
Total segmented expenses	350	355	689	820	372	439	779	936	185	207	508	431
Segmented income (loss) before taxes	74	6	165	(65)	87	156	289	194	94	6	144	25
Non-segmented expenses
General and administrative
Interest on long-term debt
Stock-based compensation (recovery)
Currency translation
(Gain) loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing operations before taxes
Capital expenditures
Exploration	52	105	151	186	34	44	40	90	40	69	53	128
Development	333	76	512	72	133	160	243	291	117	133	280	248
Midstream	2	(5)	1	30	-	-	-	-	-	-	-	-
Exploration and development	387	176	664	288	167	204	283	381	157	202	333	376
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (4)
Property, plant and equipment			7,457	6,835			4,265	4,549			2,077	2,040
Goodwill			168	167			271	289			637	628
Other			2,968	1,253			195	386			305	226
Discontinued operations			205	1,875			-	-			-	-
Segmented assets			10,798	10,130			4,731	5,224			3,019	2,894
Non-segmented assets
Total assets (5)

(1) North America	2010	2009	2010	2009
Canada	352	336	726	696
US	72	25	128	59
Total revenue	424	361	854	755
Canada			5,599	5,673
US			1,858	1,162
Property, plant and equipment (5)			7,457	6,835

4 Excluding corporate acquisitions.
5 Current year represents balances as at June 30, prior year represents balances as at December 31.

17. Segmented Information

	Southeast Asia (2)				Other (3)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	605	430	1,173	820	119	79	184	217	1,886	1,692	3,971	3,420
Royalties	235	132	429	277	62	32	100	101	323	204	624	480
Net sales	370	298	744	543	57	47	84	116	1,563	1,488	3,347	2,940
Other	1	-	1	-	-	-	-	-	27	26	56	60
Total revenue	371	298	745	543	57	47	84	116	1,590	1,514	3,403	3,000
Segmented expenses
Operating	64	63	127	131	8	7	13	25	460	475	958	967
Transportation	16	10	30	27	2	2	4	4	57	50	118	106
DD&A	77	82	153	191	9	9	14	23	508	609	1,090	1,277
Dry hole	1	-	(7)	51	-	17	14	23	31	52	37	268
Exploration	21	15	45	30	40	20	64	43	71	58	167	126
Other	9	2	19	-	(7)	-	-	12	20	(16)	82	3
Total segmented expenses	188	172	367	430	52	55	109	130	1,147	1,228	2,452	2,747
Segmented income (loss) before taxes	183	126	378	113	5	(8)	(25)	(14)	443	286	951	253
Non-segmented expenses
General and administrative									86	86	168	167
Interest on long-term debt									41	45	82	90
Stock-based compensation (recovery)									(14)	117	(86)	150
Currency translation									(89)	104	(38)	101
(Gain) loss on held-for-trading financial instruments									(76)	438	(173)	365
Total non-segmented expenses									(52)	790	(47)	873
Income (loss) from continuing operations before taxes									495	(504)	998	(620)
Capital expenditures
Exploration	32	45	77	126	50	54	109	117	208	317	430	647
Development	111	90	153	286	30	11	50	12	724	470	1,238	909
Midstream	-	-	-	-	-	-	-	-	2	(5)	1	30
Exploration and development	143	135	230	412	80	65	159	129	934	782	1,669	1,586
Property acquisitions									364	28	591	94
Proceeds on dispositions									(8)	(27)	(151)	(98)
Other non-segmented									19	13	29	23
Net capital expenditures (4)									1,309	796	2,138	1,605
Property, plant and equipment			3,158	2,864			917	823			17,874	17,111
Goodwill			150	110			-	-			1,226	1,194
Other			487	427			198	155			4,153	2,447
Discontinued operations			-	-			-	40			205	1,915
Segmented assets			3,795	3,401			1,115	1,018			23,458	22,667
Non-segmented assets											154	951
Total assets (5)											23,612	23,618

(2) Southeast Asia	2010	2009	2010	2009
Indonesia	225	166	442	303
Malaysia	122	84	240	151
Vietnam	16	24	31	53
Australia	8	24	32	36
Total revenue	371	298	745	543
Indonesia			1,491	1,243
Malaysia			1,171	1,171
Vietnam			274	241
Australia			222	209
Property, plant and equipment (5)			3,158	2,864

(3) Other	2010	2009	2010	2009
Algeria	57	47	84	116
Total revenue	57	47	84	116
Algeria			234	193
Other			683	630
Property, plant and equipment (5)			917	823